[redacted]

10026960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8- 67717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Iroquois Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Commerce Street, Suite 740
(No. and Street)

Nashville (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill McGugin (615) 467-7600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/8/2010

OATH OR AFFIRMATION

I, Bill McGugin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Iroquois Capital Advisors, LLC, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William A. McGugin
Signature

President / CEO
Title

Maggie M Nuzum
Notary Public

MAGGIE M NUZUM STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.
My Commission Expires SEPT. 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Iroquois Capital Advisors, LLC (formerly RCS Equities, LLC) (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Capital Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 18, 2010

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$	6,600
Interest receivable		206
Prepaid insurance		1,029
Receivable from member		2,015
Certificate of deposit		10,000
TOTAL ASSETS	$	19,850

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	2,659
MEMBER'S EQUITY		17,191
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,850

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 520,437
EXPENSES	
Compensation and benefits	57,745
Professional fees	20,249
Occupancy	21,209
Other	32,250
TOTAL EXPENSES	131,453
OPERATING INCOME	388,984
OTHER INCOME	
Interest income	44
NET INCOME	$ 389,028

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

BALANCE - JANUARY 1, 2009	$	26,926
Capital contributions by member		80,674
Distributions to member		(479,437)
Net income for the year		389,028
BALANCE - DECEMBER 31, 2009	$	17,191

The accompanying notes are an integral part of the financial statements.

IROQUOIS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net income	$ 389,028
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in interest receivable	(44)
Increase in prepaid insurance	(1,029)
Increase in member receivable	(2,015)
Decrease in accounts payable	(2,524)
Total Adjustments	(5,612)
NET CASH PROVIDED BY OPERATING ACTIVITIES	383,416
FINANCING ACTIVITIES	
Capital contributions by member	80,674
Distributions to member	(479,437)
NET CASH USED IN FINANCING ACTIVITIES	(398,763)
NET DECREASE IN CASH	(15,347)
CASH - BEGINNING OF YEAR	21,947
CASH - END OF YEAR	$ 6,600

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Iroquois Capital Advisors, LLC (fo rmerly RCS Equities, LLC) (the "Company"), a Delaware limited liability company, engages in the private placement of preferred stock of private real estate investment trusts. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Iroquois Capital Group, LLC ("ICG") (formerly REIT Investment Group, LLC), a Delaware limited liability company.

On April 24, 2009, RCS Equities, LLC changed its name to "Iroquois Capital Advisors, LLC."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (the "Codification") is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission. Nonauthoritative guidance and literature include, among other things, FASB Concept Statements, American Institute of Certified Public Accountants Issues Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

Income taxes

The Company is a single member limited liability company, which is a disregarded entity for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to the member, and the Company is only liable for state income tax based on the portion of its taxable income that is not self-employment income as provided under applicable state law. State income taxes are provided as required and are accounted for using the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for state income tax is equal to the tax currently payable plus or minus the change during the period in deferred income tax assets and liabilities.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 18, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - INCOME TAXES

Effective January 1, 2009, the Company adopted new guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions in an enterprise's financial statements. Income tax provisions must meet a more-likely-than-not recognition threshold to be recognized. Management has evaluated the Company's tax positions for the year ended December 31, 2009 and determined that there are no uncertain tax positions requiring financial statement recognition as of December 31, 2009.

As of December 31, 2009, the Company did not have any accrued interest or penalties related to income tax liabilities, and no interest or penalties have been charged to operations for the year then ended.

The Company files income tax returns in the State of Tennessee. The State of Tennessee has a statute of limitations of five years, and the Company began operations in 2007; therefore, the Company's 2008 and 2007 franchise and excise tax returns remain subject to examination.

NOTE 4 - RELATED PARTY TRANSACTIONS

Accounts receivable from the member totaled $2,015 at December 31, 2009.

At the beginning of the year, the Company had an expense sharing agreement with REIT Capital Services, LLC. Under the agreement, the Company paid 25% of various shared expenses, including rent, utilities, salaries, and other. In August 2009, the Company entered into a new expense sharing agreement with ICG for $5,002 per month for various expenses, including salaries, payroll taxes, rent and other office related expenses. In November 2009, the agreement was revised to increase the monthly payment to $8,200. Total fees paid by the Company to the affiliate for services rendered during the year ended December 31, 2009 amounted to $94,190.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. In addition, equity capital in excess of $500,000 may not be withdrawn within one year of the date of contribution or if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital as defined of $14,147, which was $9,147 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.19 to 1.

SUPPLEMENTAL SCHEDULES

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2009

Net Capital		
Total member's equity from the Statement of Financial Condition	$	17,191
Deductions and/or charges:		
Nonallowable assets from the Statement of Financial Condition:		(3,044)
Net capital before haircuts on securities positions		14,147
Haircuts on securities		-
Net Capital	$	14,147
Aggregate indebtedness		
Accounts payable to member	$	2,659
Total aggregate indebtedness	$	2,659
Computation of Basic Net Capital Requirement		
Net capital requirement	$	5,000
Excess net capital	$	9,147
Excess net capital at 1000%	$	13,881
Percentage of aggregate indebtedness to net capital		19 %

IROQUOIS CAPITAL ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

IROQUOIS CAPITAL ADVISORS, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited Focus report)	$	14,147
Net audit adjustments		-
Net capital per audit	$	14,147

IROQUOIS CAPITAL ADVISORS, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2009

Not applicable.

IROQUOIS CAPITAL ADVISORS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DECEMBER 31, 2008

DECEMBER 31, 2009

None

KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Iroquois Capital Advisors, LLC (the "Company") as of December 31, 2009, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 18, 2010

KraftCPAs
PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Managers
Iroquois Capital Advisors, LLC
Nashville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Iroquois Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Iroquois Capital Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Iroquois Capital Advisors, LLC's management is responsible for Iroquois Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective entries in cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Noted that there were no overpayments applied to the current assessment on Form SIPC-7T.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 18, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067717 FINRA DEC
IROQUOIS CAPITAL ADVISORS,LLC
401 COMMERCE ST STE 740
NASHVILLE, TN 37219-2479

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MAGGIE BARNHART

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $1234.66

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

JANUARY 5, 2009
Date Paid

C. Less prior overpayment applied (--)

D. Assessment balance due or (overpayment) 1084.66

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1084.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1084.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IROQUOIS CAPITAL ADVISORS,LLC
(Name of Corporation, Partnership or other organization)

Maggie Barnhart
(Authorized Signature)

Dated the 8th day of February, 20 10.

VICE PRESIDENT/CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 493,864

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ --

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ --

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 493,864

2e. General Assessment @ .0025 $ 1,234.66

(to page 1 but not less than $150 minimum)